Exhibit 4.3

Short-term Occupancy Agreement

Party A: Beijing Chaoyang Laiguangying Agricultural and Industrial Corporation

Unified Social Credit Code: 91110105101665482L

Legal Representative: Lijun Wang

Delivery Address: Xinyong Road, Laiguangying Township, Chaoyang District, Beijing

Contact person:            Contact telephone: *

Party B: Beijing Feitian Zhaoye Technology Co., Ltd

Unified Social Credit Code: 91110105700173316E

Legal Representative: Pengfei Zhang

Delivery Address: Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing

Contact person: Jianfei Zhang            Contact telephone: *

In accordance with the relevant provisions of the Civil Code of the People’s Republic of China, Party A and Party B, through equal consultation, enter into this agreement regarding matters related to Party B’s occupation of Party A’s property (the “Property”) for a short period of time (the “Agreement”).

I.	Basic Information of the Property Occupied.

1.	The Property’s location: Room 306, third floor, No. 1 Courtyard building 2, Hong Jun Ying South Road, Chaoyang District, Beijing.

2.	Details of the Property:

(1)	The Property is 212.4 square meters, and the property right is owned by Party A.

(2)	The area marked is as follows: east to the east wall of the courtyard, south to the Third Tax Office of Beijing Chaoyang District Tax Bureau, west to Hongjunying Road, north to Laiguangying Township Government.

(3)	With the range marked, other aboveground, underground buildings or ancillary facilities and equipment: none.

3.	Prior to the signing of this Agreement, Party A and Party B shall make a floor plan, after joint investigation, to delineate the area, mark the locations of the aboveground, underground buildings or ancillary facilities and equipment as Annex I to this Agreement. (If necessary, a further description of the aboveground, underground buildings, ancillary facilities, and equipment within the delineated area may be given).

II.	Occupancy Period.

The occupancy period shall start from January 1, 2025 and the occupancy period is not fixed. The termination date of occupancy shall be subject to Party A’s notice to vacate. Party B shall voluntarily vacate the premises and return the Property to Party A within ten days upon receipt of the written notice requiring the repossession of the Property and termination of occupancy from Party A. Party B shall not require Party A to bear any liability for a breach of this Agreement.

III.	Occupancy Expenses and Deposit.

1.	During the occupancy, Party B shall pay an occupancy fee to Party A at the rate of RMB 4 per square meter per day, which shall be RMB 77,526 per quarter.

2.	The occupancy fee shall be paid quarterly in advance. Party B shall pay the occupancy fee in full and on time. When Party B returns the Property to Party A, the fee shall be calculated by both parties according to the actual number of days occupied, with any excess payment refunded or any shortfall supplemented accordingly.

3.	On the date of signing this Agreement, Party B shall pay a deposit of RMB 77,526 to Party A, to ensure that Party B will perform this Agreement. If the deposit is insufficient, Party B shall make up the deposit within 7 days after receiving the notice from Party A. Party A shall issue a receipt to Party B upon receiving the deposit from Party B.

The deposit described above shall be used for (including but not limited to) the following purposes:

(1)	Compensation for damages caused by Party B’s improper use of the Property.

(2)	Compensation for damages caused to third parties due to Party B’s improper operations.

(3)	Deductions arising from Party B’s delay in paying the occupancy fee or other expenses.

(4)	Deduction of liquidated damages resulting from Party B’s breach of this Agreement.

(5)	Deduction arising from Party A’s liability due to disputes between Party B and third parties.

4.	If Party B terminates the occupancy, Party A shall refund the deposit to Party B within 30 days, provided that Party B has paid all outstanding payments due to Party A arising from the occupancy, returned the Property to Party A, as agreed upon herein, and passed an acceptable inspection by Party A. The deposit shall bear no interest. Party A shall have the right not to refund the deposit to Party B if this Agreement is terminated early due to Party B’s causes.

IV.	Use of the Property.

1.	The Property shall be used for a workspace office. The use of the Property must conform to the planning regulations and shall not be changed discretionarily. Party B shall ensure that it uses the Property reasonably according to the agreed upon purpose and shall not violate the relevant regulations of Beijing municipal and Chaoyang district on the control of industrial environment.

2.	If Party B changes the use of the Property or rents it out without written consent of Party A, it shall be deemed that Party B has breached this Agreement, and Party B shall not only be liable for breach of this Agreement but shall also bear the costs of any other legal liabilities arising therefrom. At the same time, Party A has the right to unilaterally terminate this Agreement, and Party B promises not to raise any objections.

V.	Rights and Obligations of Party A and Party B.

(I)	Rights and Obligations of Party A.

1.	To supervise Party B in managing, protecting and rationally using the Property according to the purpose stipulated herein. If Party B fails to use the Property according to this Agreement or engages in any other illegal or breach of this Agreement, Party A shall have the right to stop such actions and terminate this Agreement.

2.	To charge fees to Party B as agreed herein.

3.	To protect Party B’s right to use and benefit from the Property, provided that Party B uses the property in accordance with this Agreement.

4.	To respect Party B’s autonomy in production and operation and shall not interfere with Party B’s lawful business activities or unlawfully change or terminate this Agreement.

5.	Other rights and obligations of Party A: .

(II)	Rights and Obligations of Party B.

1.	To have the right to use the Property.

2.	Not to place any mortgage or any other form of guarantee on the Property.

3.	To Manage, protect and rationally use the Property according to the purposes agreed upon in this Agreement.

4.	Not to build any illegal construction within the area constituting the Property. Without the written consent of Party A and the approval of the relevant government departments, the existing building shall not be rebuilt, reconstructed or expanded.

5.	Without written consent of Party A, Party B shall not sublease, license or exchange, in whole or part, the Property to others, nor lease or lend the Property to others in the name of joint venture or other forms.

6.	During the occupancy, Party B shall be responsible for the repair and maintenance of the equipment and facilities inside the Property and the expenses therefor shall be borne by Party B.

7.	To pay fees to Party A on time according to this Agreement.

8.	Party B guarantees that government authorities, police, fire, rescue personnel, and their emergency equipment and vehicles can enter and exit the Property smoothly when performing emergency rescue operations or official duties.

9.	During the occupancy, Party B shall properly protect the municipal facilities within the range marked of the Property and shall not damage them; Otherwise, Party B shall bear all the costs required for restoration.

10.	Other rights and obligations of Party B:

VI.	Special Conventions.

1.	During the occupancy, Party B shall comply with the regulations of the relevant authorities and assume all responsibilities for fire safety, three guarantees (sanitation, order, and safety) in the area in front of the premises, production safety, comprehensive management, safety and security, etc.

2.	During the occupancy, Party B shall bear the costs arising from the use of water, electricity, heating, gas, communications, sanitation, fire safety, and other utilities in accordance with the relevant charging standards of the state and Beijing Municipality.

3.	During the occupancy, in the event of a force majeure, such as if the Property is requisitioned (including, but not limited to, expropriation, demolition, relocation or other similar reasons), both parties shall unconditionally obey these conditions, and this Agreement shall be automatically terminated without any liability for breach of this Agreement for either party. Party B guarantees to vacate the Property within the agreed upon deadline. Party B shall compensate Party A for any loss caused by Party B’s delay in moving out.

In the event of any of the circumstances set forth in the preceding paragraph, Party B shall not make any claims to Party A, the expropriating party, or any other entity or individual for compensation, reimbursement, or any other requests beyond those set forth herein.

4.	During the occupancy, if the Property is requisitioned, all land compensation and land property reimbursement shall belong to Party A. Party A and Party B shall settle the occupation fee.

5.	Party B’s tax payment and registration location: .

6.	Since the Property occupied by Party B is collective property, in accordance with the relevant regulations of Beijing, Party A will select the tenant through public bidding at the China Beijing Equity Exchange, and Party B may participate in the bidding. If Party B succeeds in the bidding and obtains the leasehold rights to the Property, this Agreement shall terminate automatically, and Party A and Party B shall sign a formal lease agreement separately for the Property. The relevant matters shall be executed by both parties in accordance with the signed lease agreement. If Party B loses the bidding and fails to obtain the leasehold right to the properties, this Agreement shall automatically terminate. Party B shall promptly terminate the occupancy and return the Property to Party A upon notice of Party A, and shall not require Party A to bear any legal liability (including liability for breach of this Agreement and damages, etc.). After Party B fails in the bidding, Party A shall have the right to sign a lease agreement with the successful bidder, and Party B shall not raise any objections. If Party A fails to timely deliver the Property to the successful bidder due to Party B’s failure of returning the Property on time, Party B shall fully compensate Party A for the losses incurred thereby (including liquidated damages payable by Party A to the successful bidder and the rent loss by Party A due to Party B’s occupation of the Property, etc.).

VII.	Breach of Agreement Liability.

1.	General Provisions

Unless otherwise specified in this Agreement, the determination of any breach of this Agreement and liability for both parties shall be governed by the Civil Code of the People’s Republic of China and other applicable laws and regulations.

2.	Breach of Agreement Liability of Party B

(1)	If Party B violates the terms of this Agreement by engaging in illegal activities on the Property, establishing mortgages or any other form of security pledge of the Property, constructing unauthorized buildings, changing the intended use of the Property without authorization, or subletting, licensing, or exchanging the use without prior authorization, Party A reserves the right to unilaterally terminate this Agreement. In such cases, Party A will not refund any fees that have already been paid but not utilized. Additionally, Party B shall compensate Party A for any losses incurred as a result of a breach of this provision.

(2)	If Party B violates the terms of this Agreement by failing to pay occupancy fees or any other charges on time, or by failing to replenish the deposit promptly, Party A shall be entitled to charge a late fee of 0.5% of the outstanding amount for each day of delay. If the outstanding amount remains unpaid for more than three months, Party A shall have the right to unilaterally terminate this Agreement and continue to seek the recovery of the overdue fees from Party B, while also pursuing any applicable remedies for breach of this Agreement.

VIII.	Miscellaneous

1.	In the event that any matters arise that are not covered by this Agreement after it has been signed, Party A and Party B may negotiate a supplement this Agreement. The supplementary agreement shall have the same legal effect as this Agreement. Any text filled in the blank spaces in this Agreement shall also carry the same legal effect.

2.	Method of Correspondence Delivery.

(1)	Either Party A or Party B must inform the other in writing of any changes to the name, contact address, or contact information specified in this Agreement. Such changes shall take effect upon being delivered to the other party.

(2)	Any documents and notices sent by either Party A or Party B in relation to this Agreement shall be delivered to the contact address specified in this Agreement or to the address changed via written notice from the other party.

(3)	Any notice sent by registered mail or courier service shall be considered delivered to the recipient three days after mailing. The delivery receipt issued by the post office or courier company shall serve as valid proof of delivery to the recipient.

(4)	If a change of the recipient’s contact address has not been communicated to the other party, any notice sent to the original contact address that is returned shall be considered to be delivered to the other party.

3.	In consideration of Party B occupying the premises, Party A may post notices on the exterior of the Property door during the term of this Agreement. A photo of the posted notice shall be kept, and the date of posting shall be deemed to be the date of delivery.

4.	The annexes to this Agreement are inseparable from this Agreement and have the same legal effect as this Agreement.

5.	In this Agreement, the terms “day” and “month” refer to calendar days and calendar months, respectively.

IX.	Dispute Resolution

Any dispute arising from this Agreement may be settled by the parties through negotiation. If the parties are unwilling to negotiate or if the negotiation fails, they may directly file a lawsuit with the People’s Court of Chaoyang District, Beijing. If a lawsuit is caused by the breach of this Agreement by one party, the attorney’s fees, litigation costs, and other rights protection costs incurred shall be borne by the breaching party.

X.	Supplementary Provisions.

1.	Before signing this Agreement, both parties shall exchange and verify their identification documents and keep the copies.

2.	This Agreement may be modified or terminated upon mutual agreement between the parties.

3.	This Agreement shall come into force as of the date of signing and sealing by both parties. It is made in triplicate: Party A shall hold one copy, Party B shall hold one copy, and a copy shall be filed with the township economic and administrative department. All copies have equal legal effect.

4.	The following annexes are an inseparable part of this Agreement.

Annex: Floor plan of the Property.

(signature page follows)

Party A (stamp)
Beijing Chaoyang Laiguangying Agricultural and Industrial Corporation
Representative:	/s/ Lijun Wang
Lijun Wang

Date: December 30, 2024

Party B (stamp)
Beijing Feitian Zhaoye Technology Co., Ltd
Representative:	/s/ Pengfei Zhang
Pengfei Zhang

Date: December 30, 2024